SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, July 29, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, provides an Investor Update. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

The operational resumption that started in the middle of 2Q21 is expected to continue at an increasing pace as the population's immunization intensifies, and as we approach the summer season, therefore, GOL's current capacity planning scenario for 2H21 assumes a 46% increase over 2H20. To adapt costs to current levels of sales and demand, GOL will operate 102 aircraft in its network at the end of the period (versus 110 previously projected), which will represent 133% of the average fleet operated in 2H20 and 56% higher than 1H21. Revenue for the six-month period ending December 31, 2021 is expected to increase approximately 85% compared to the same period last year.

GOL expects to end 2H21 with R$4.2 billion in liquidity (versus R$4.5 billion previously projected) and R$15.3 billion in adjusted net debt (versus R$14.8 billion previously projected). Several important initiatives are relevant to ensure that the Company maintains liquidity at the levels expected for the end of 2021.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is also sharing the metrics below:

Metrics	3Q21E	2H21E
		Preliminary	Revised
Brazil GDP Variation¹ vs 2020 (%)	+7.7%	+2.9%	+3.9%
Domestic Routes Served (average)	~133	~159	~168
Average Operating Fleet (EoP)	~75	~110	~102
ASK Total (bi)	~7.3	18.8	~17.2
Load Factor (%)	~82%	~80%	~80%
Operating CASK Ex-fuel² vs 2020	Down ~6%	Down ~8%	Down ~12%
Gross Global Scope 1 emissions (000 m t CO2)	~524.1	~1,395.0	~1,215.1
Total Fuel Consumed (1,000 liters per RPK)	~34.2	~36.1	~34.3
Greenhouse Gas Emissions/Flight Hour (t CO2)	~8.5	~7.9	~8.5
Net Operating Revenues (R$ BN)	~1.8	~6.0	~5.4
Other Revenue (cargo, loyalty, other)	~12% of revenues	~7% of revenues	~8% of revenues
EBITDA² (R$ bi)	~0.4	~2.0	~1.7
CAPEX (R$ MM)	~0.1	~0.3	~0.3
Total Liquidity[3] (R$ BN)	~3.4	~4.5	~4.2
Net Debt[4] (R$ BN)	~15.0	~14.8	~15.3
Net Debt / LTM EBITDA Ratio[4,5,6] (x)	~2.9x	~3.0x	~3.0x

(1) Versus the same period last year; Source: Brazilian Central Bank. (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$807 million in 3Q21, R$922 million in 3Q20, R$1.7 billion in 2H21 and R$1.6 billion in 2H20. (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets). (4) Excluding perpetual bonds and exchangeable notes. (5) Pro-forma, excluding non-operating expenses and depreciation, (6) 4Q21E EBITDA annualized.

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer